DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 11-29-02

DIVISION OF
CORPORATION FINANCE

03000877

January 3, 2003

Robert W. Reeder III
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

Act 1934
Section
Rule 14A-8
Public Availability 1-3-2003

Re: The Goldman Sachs Group, Inc.
Incoming letter dated November 29, 2002

Dear Mr. Reeder:

This is in response to your letter dated November 29, 2002 concerning the shareholder proposal submitted to Goldman Sachs by the Massachusetts Carpenters Pension & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

November 29, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Chief Counsel, Division of Corporation Finance

Re: The Goldman Sachs Group, Inc. --
Rule 14a-8 Shareholder Proposal
by the Massachusetts Carpenters Pension & Annuity Funds

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), on behalf of The Goldman Sachs Group, Inc. (the "*Company*"), we hereby request your concurrence that the Company may exclude from its proxy statement (the "*Proxy Statement*") for its 2003 annual meeting of shareholders the shareholder proposal (the "*Carpenters Proposal*") and the statement supporting the proposal (the "*Supporting Statement*") submitted to the Company on behalf of the Massachusetts Carpenters Pension & Annuity Funds (the "*Proponent*"). The Carpenters Proposal requests that the Company's Board of Directors (the "*Board*") adopt an executive compensation policy that requires all future stock options granted to the Company's senior executives be "performance-based." A copy of the Carpenters Proposal and Supporting Statement is attached as Annex A hereto.

Five additional copies of this letter, including the Carpenters Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j). The Company expects to file its definitive proxy statement on February 20, 2003.

Background

At its 2003 annual meeting of shareholders, the Company expects to submit a proposal (the "*GS Proposal*") to approve The Goldman Sachs Amended and Restated Stock Incentive Plan (the "*Proposed Stock Plan*"), which would amend and restate The Goldman Sachs 1999 Stock Incentive Plan that is currently in effect. The Proposed Stock Plan provides for grants of stock options as well as stock appreciation rights, restricted shares, restricted stock units and other stock-based awards to officers, directors, employees, consultants and others who perform services for the Company. Administered by a committee appointed by the Board or, as the Board sees fit at any time and from time to time, the Board itself (collectively, the "*Administrator*"), the Proposed Stock Plan specifically confers on the Administrator "the authority in its sole discretion" to grant awards and determine who shall receive awards, when such awards shall be granted and the terms of such awards. The Proposed Stock Plan does not include any requirement that awards granted to senior executives be indexed or linked to an industry peer group stock performance index, as would be required by the Carpenters Proposal if implemented by the Board. On the contrary, the Proposed Stock Plan permits the Administrator to make awards "in such amounts and subject to such terms and conditions" as determined by the Administrator. For the reasons discussed below, we believe that the Carpenters Proposal may be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(9) because it directly conflicts with the GS Proposal to approve the Proposed Stock Plan.

Analysis

Rule 14a-8(i)(9) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Securities and Exchange Commission (the "*Commission*") has indicated that a shareholder proposal may "directly conflict" with a company's proposal even if the proposals are not "identical in scope or focus." *See Final Rule: Amendments to Rules on Shareholder Proposals*, Release No. 34-40018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,538 n.27 (May 21, 1998). The Commission cited *SBC Communications, Inc.*, 1996 SEC No-Act. LEXIS 157 (February 2, 1996) for this proposition.

In *SBC Communications*, a shareholder proposal requested the development of a numerical formula to compensate key and senior executives relative to weighted measurements of each major aspect of the company's balance sheet and P&L statements, so that awards (including stock options) would be tied strictly to the formula eliminating discretionary judgment in making awards. The staff of the Commission (the "*Staff*") agreed that the shareholder proposal was properly excludable as it directly conflicted with a company proposal seeking approval of a stock incentive plan which gave the board unlimited discretion to use specified criteria in the determination of awards. The Staff has reiterated this position in a number of no-action letters. *See, e.g.*, *General Electric Corporation*, 1997 SEC No-Act. LEXIS 192 (January 28, 1997); *Rubbermaid Incorporated*, 1997 SEC No-Act. LEXIS 141 (January 16, 1997); *AT&T Corporation*, 1996 SEC No-Act. LEXIS 955 (December 30, 1996) (in each case, shareholder proposal on options indexed for inflation directly conflicted with company proposal seeking approval of a new employee stock option plan whose terms and conditions did not mandate such indexing).

In the Company's case, the Proposed Stock Plan gives the Administrator considerable discretion and flexibility to fashion the terms and conditions of awards made to all eligible grantees, including senior executives. If shareholders approved both the Carpenters Proposal and the GS Proposal, it would not be clear to the Administrator whether it is required, in making grants to senior executives, to grant only "performance-based" indexed stock options, as defined in the Carpenters Proposal, or is free to employ a variety of pricing methods as authorized by the Proposed Stock Plan. Therefore, the

Carpenters Proposal and the GS Proposal present alternative and conflicting decisions for shareholders and submitting both to a vote would provide inconsistent and ambiguous results. Accordingly, the Carpenters Proposal may be omitted under Rule 14a-8(i)(9).

* * *

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Carpenters Proposal and Supporting Statement from the Proxy Statement.

We hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Carpenters Proposal and Supporting Statement are excluded from the Proxy Statement for the reasons set forth above. If the Staff disagrees with our conclusion regarding the exclusion of the Carpenters Proposal and Supporting Statement, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558–3755 or, in my absence, Bill Farrar at (212) 558-4940.

Very truly yours,

Robert W. Reeder III

cc: Gregory K. Palm
Esta E. Stecher
Kenneth L. Josselyn
James B. McHugh
(The Goldman Sachs Group, Inc.)

Annex A

Carpenters Proposal and Supporting Statement

Indexed Options Proposal

Resolved, that the shareholders of Goldman Sachs Group (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated November 29, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Gail A. Pierce
Attorney-Advisor